P.E. 1/31/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2002

CRUCELL N.V.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name in English)

(Address of Principal Executive Offices)

Archimedesweg 4
2333 CN Leiden
The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __   No X __

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82- N/A



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRUCELL N.V.

Date: January 10, 2002

By: _____

Name: Leonard Kruimer

Title: Chief Financial Officer (Chief Accounting Officer)

Crucell is currently developing antibodies against colon cancer, breast cancer, anti-angiogenesis, leukaemia and inflammation and has additional programs in oncology, diabetes and cardiovascular diseases. Crucell will leverage its proprietary MAbstract technology to discover two new targets and antibodies every single year.

Crucell also plays an essential role in the development of Merck's HIV vaccine. Merck has obtained the exclusive rights to use Crucell's PER.C6 human cell system for the production of the vaccine's key adenoviral vector. Merck is currently conducting Phase I/II trials with its vaccine.

The company has furthermore developed revolutionary new flu vaccine production system, based on its patented human cell system PER.C6. PER.C6 is already the industry standard for the production of gene therapy products and viral vectors.

For further information please contact:

Crucell N.V.
Ilja van Roon
Communication Officer
Tel. +31-(0)71-524 8727
Fax. +31-(0) 71-524 8935
i.van.roon@crucell.com

Noonan Russo U.S.
Mary Clare Duch
Tel. +1-212-696 4455 ext.245
Fax. +1-212-696 9180
m.duch@@noonanrusso.com

Noonan Russo Ltd
Veronica Sellar
Tel. +44-(0)20-7726 4452
Fax. +44-(0)20-7726 4453
v.sellar@noonanrusso.co.uk

Hill & Knowlton Nederland B.V.
Arie Bos
Tel. +31-(0)20- 404 4707
Fax.+31-(0)20 – 644 9736
abos@hillandknowlton.com




This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 29, 2001 and the section of the Form 20-F entitled "Risk Factors".

PER.C6 manufacturing services available in United States
Crucell enters into license agreement with Molecular Medicine

Leiden, The Netherlands, January 10, 2002- Dutch antibody and vaccine company Crucell (NASDAQ, Euronext: CRXL) today announced that it entered into a license agreement with San Diego-based Molecular Medicine, LLC to offer manufacturing services for clinical grade materials on Crucell's proprietary PER.C6 technology in the US.

Under the terms of the agreement, Crucell will receive upfront and annual payments, as well as double-digit royalties on sales. Further financial details were not disclosed.

"This deal will meet the increasing need of the market for PER.C6 manufacturing services for vaccine and gene therapy products" said Crucell's CEO Dinko Valerio. "Moreover, it paves the way for US corporate and academic institutions to get easy access to PER.C6-manufactured materials for clinical trials."

The deal strengthens the position of PER.C6 as the industry standard for the production of vaccine and gene therapy products. Crucell's eighteen PER.C6 licensees include major pharmaceutical firms, such as Merck & Co for its experimental HIV vaccine program. Multiple vaccine and gene therapy clinical trials with PER.C6 manufactured materials are ongoing in Europe and in the US.

Molecular Medicine is a contract manufacturing and clinical services organization, serving clients in the viral and cell therapy and vaccine sectors. Molecular Medicine is one of the top U.S. providers of manufacturing capacity and critical support services for viral-based therapeutics in Clinical Trials.

About Crucell

Dutch biotechnology company Crucell discovers and develops novel antibodies and vaccines against cancer, inflammatory disease and infectious disease.

Crucell discovers novel disease targets and develops fully human antibodies against them. Commercialisation takes place by pharmaceutical firms in return for upfront payments, milestones and royalties. Crucell's anti-CD 46 antibody against multiple myeloma, breast cancer, and colon cancer is being co-developed with Centocor, a Johnson&Johnson company.